EXHIBIT 99.13

                            COMPENSATION AGREEMENT



            Agreement dated as of the 18TH day of SEPTEMBER , 1996 by and between Russell D. Schneider ("Director") and STAT Healthcare, Inc., a Delaware corporation (the "Corporation").

                              W I T N E S S E T H

            WHEREAS, Director provides services to the Corporation and the Corporation compensates Director for such services.

            NOW, THEREFORE, in consideration of the above premises, the parties hereto agree as follows:

            1. Director has been granted an option to purchase 10,000 shares of the Corporation's Common Stock (the "Option") upon the terms and conditions set forth in the Stock Option Agreement dated June 29, 1995 (the "Option Agreement") and attached hereto as Exhibit A.

            2. The Corporation and Director acknowledge and agree that the Option has been granted as compensation for services and not for any capital-raising purposes or in connection with any capital-raising activities.

            3. This agreement is intended to constitute a written compensation contract within the meaning of Rule 701 of the Securities Act of 1933, as amended.

            4. Nothing herein or in the Option Agreement is intended to impair the right of the Corporation or Director to terminate Director's service with the Corporation at any time in accordance with applicable law.

            IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.


DIRECTOR:                           STAT HEALTHCARE, INC.


______________________________  By:___________________________
Russell D. Schneider
Address:                                   Title:
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